SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

Exhibit
Number	Description of Document
99.1	Press Release describing Second Quarter 2003 Results

2

SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) BY: /S/ Zvi Halperin —————————————— Zvi Halperin President and Chief Financial Officer

Date: July 29, 2003

3

FOR:	OPTIBASE, LTD.
OPTIBASE	Yael Raz
CONTACT:	+972 99709 255
yaelp@optibase.com
KCSA	Jeff Corbin/Lee Roth
CONTACTS:	(212) 896-1214/(212) 896-1209
jcorbin@kcsa.com, lroth@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE, LTD. REPORTS SECOND QUARTER 2003 RESULTS Company shows profitability and 11% increase in revenues sequentially

HERZLIYA, Israel, July 29, 2003 – Optibase, Ltd. (NASDAQ: OBAS), a leader in digital streaming solutions over broadband networks, today announced second quarter results for the period ended June 30, 2003.
        Revenues for the second quarter ended June 30, 2003 were $4.8 million, compared with $5.1 million for the same period a year ago, and compared with $4.4 million in the first quarter of 2003. Pro forma net income for the second quarter, excluding the effects of acquisition related costs, stock option charges, impairment of other long term investment and equity in loss of affiliate (the “Cost and Charges”), was $1.6 million, or $0.13 per basic and diluted share, based on 12.37 (basic) and 12.5 (diluted) million weighted average shares outstanding, compared with pro forma net loss of $(700,000), or $(0.06) per basic and diluted share, based on 12.2 million weighted average shares outstanding, for the second quarter of 2002. Sequentially, pro forma net income, excluding the effects of the Cost and Charges, increased approximately $1.2 million from a pro forma net income of $390,000, or $0.03, per basic and diluted share.
        For the six months ended June 30, 2003, revenues totaled $9.2 million, compared with $12.1 million for the same period in 2002. Pro forma net income, excluding the effects of the Cost and Charges, was $2 million, or $0.16 per basic and diluted share, compared with a pro forma net loss of $(574,000), or $(0.05) per basic and diluted share, for the same period in 2002.

OPTIBASE REPORTS/2

        Including the effects of the Cost and Charges, net income for the three and six months ended June 30, 2003 was $1.3 million and $268,000, or $0.11 and $0.02 per basic and diluted share, respectively, based on approximately 12.37 (basic) and 12.5 million (diluted) and 12.36 million weighted average shares outstanding. This compares to net loss of $(8.4) million and $(10.1) million, or $(0.69) and $(0.83) per basic and diluted share respectively, based on approximately 12.2 and 12.1 (basic and diluted) million weighted average shares for the same periods in 2002.
        As of June 30, 2003, the Company had cash, cash equivalents and other financial investments of $48.8 million, and shareholders’ equity of $51.7 million. Financial income net, for the second quarter totaled $2.8 million, of which $2.1 million was attributed to financial capital gains on marketable securities.
        Commenting on the second quarter results, Zvi Halperin, President and Chief Financial Officer of Optibase, said, “For several years, Optibase has worked diligently developing its carrier grade MediaGateway TV streaming platform, MGW 5100. We are happy to announce that following the product’s launch in December of 2002, we have successfully secured a number of orders from several telecom operators. Revenues derived from the MGW 5100 in the second quarter of 2003, were approximately $700,000. As additional MGW 5100 installations are underway in North America and in other international markets, we are optimistic that we will see an increase in revenues from this product line in the third quarter.”
    Mr.  Halperin added, “We are pleased that the second quarter of 2003 saw a continuation of the trend of sequential revenue growth that began in the third quarter of 2002. While our business in Asia was negatively impacted this quarter as a result of the general difficulty within the region as well as the SARS epidemic, our financial income and carrier grade MediaGateway business offset this and enabled Optibase to be profitable.”
        He concluded, “During the second quarter we actively marketed our products at a number of major North American industry events, including NAB (National Association of Broadcasters) and Infocomm. These efforts have resulted in the generation of both sales leads and orders. As a result, Optibase is on its way to achieving profitability on an operational basis. With sales of the MGW 5100 now taking place, we believe that Optibase is poised to take advantage of the hard work that it has exerted over the past several years.”

OPTIBASE REPORTS/3

Conference Call: Optibase has scheduled a conference call for 10 a.m. EDT, July 29, 2003, to discuss the second quarter results. Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes early to register, download and install any necessary audio software.

About Optibase
Optibase, Ltd. provides high-quality, cost-effective products that enable the preparation and delivery of MPEG-based digital media over broadband networks. Optibase has created a breadth of product offerings used in applications, such as: real-time video streaming; digital video archiving; distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For more information, please visit www.optibase.com.

This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

OPTIBASE REPORTS/4

Optibase Ltd.
Pro Forma Condensed Consolidated Statement of Operations
For the Period Ended June 30, 2003

(Excluding various costs and charges as described below)

	Six months ended		Three months ended
	June 30 2003 $ Unaudited	June 30 2002 $ Unaudited	June 30 2003 $ Unaudited	June 30 2002 $ Unaudited
Revenues	9,173	12,066	4,816	5,061
Gross profit	5,085	6,793	2,658	2,839
Operating expenses:
Research and development, net	2,646	3,498	1,286	1,633
Selling, marketing, general and
administrative	5,017	5,118	2,575	2,725
Total operating expenses	7,663	8,616	3,861	4,358
Operating loss	(2,578)	(1,823)	(1,203)	(1,519)
Other expenses	(4)	(14)	(4)	(14)
Financial income, net	4,565	1,263	2,801	833
Net Income (loss)	1,983	(574)	1,594	(700)
Net Income (loss) per share:
Cash EPS - basic and diluted	$0.16	($0.05)	$0.13	($0.06)
Number of shares used in computing
earnings per share
basic	12,359		12,371
diluted	12,359	12,128	12,498	12,179
Amount in thousands, except per share data
The above pro forma amounts have been adjusted to exclude the following items:
Amortization of acquisition-related charges	-	994	-	497
Stock option charges	(73)	828	53	377
Impairment of acquired intangibles	-	6,791	-	6,791
Impairment of other long term investment	1,364	-	-	-
Equity in loss of affiliate	424	10	224	10
Cumulative effect of changes in accounting
principle	-	854	-	-
Net effect of pro forma adjustments	1,715	9,477	277	7,675

OPTIBASE REPORTS/5

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended June 30, 2003

	Six months ended		Three months ended
	June 30 2003 $ Unaudited	June 30 2002 $ Unaudited	June 30 2003 $ Unaudited	June 30 2002 $ Unaudited
Revenues	9,173	12,066	4,816	5,061
Gross profit	5,085	6,197	2,658	2,541
Operating expenses:
Research and development, net	2,578	4,648	1,302	2,162
Selling, marketing, general and
administrative	5,012	5,194	2,612	2,772
Impairment of acquired intangibles	-	6,791	-	6,791
Total operating expenses	7,590	16,633	3,914	11,725
Operating loss	(2,505)	(10,436)	(1,256)	(9,184)
Other expenses	(1,368)	(14)	(4)	(14)
Financial income, net	4,565	1,263	2,801	833
Equity in loss of affiliate	(424)	(10)	(224)	(10)
Net Income (loss) before cumulative effect of
changes in accounting principle	268	(9,197)	1,317	(8,375)
Cumulative effect of changes in accounting
principle	-	854	-	-
Net Income (loss)	268	(10,051)	1,317	(8,375)
Other comprehensive income
Unrealized holding gains (losses) on available for sale
securities	2,063	(114)	2,704	(13)
Total comprehensive income	2,331	(10,165)	4,021	(8,388)
Net Income (loss) per share:
Before cumulative effect of changes in
accounting principle - basic and diluted	$0.02	($ 0.76)	$0.11	($ 0.69)
Cumulative effect of changes in accounting
principle - basic and diluted	$0.00	($ 0.07)	$0.00	($ 0.00)
After cumulative effect of changes in
accounting principle - basic and diluted	$0.02	($ 0.83)	$0.11	($ 0.69)
Number of shares used in computing
earning per share
basic	12,359		12,371
diluted	12,359	12,128	12,498	12,179
Amount in thousands, except per share data

OPTIBASE REPORTS/6

Optibase Ltd.
Condensed Consolidated Balance Sheets

	June 30 2003 $ Unaudited	December 31 2002 $ Audited
Assets
Current Assets:
Cash, cash equivalents and short term investments	48,783	45,320
Trade receivables net of bad debts	3,337	2,650
Inventories	4,034	4,237
Other receivables and prepaid expenses	1,385	1,577
Total current assets	57,539	53,784
Other long term investments	1,876	3,531
Fixed assets, net	1,606	2,173
Other assets, net	180	220
Total assets	61,201	59,708
Liabilities and shareholders' equity
Current Liabilities:
Current Maturities	44	129
Trade payables	1,917	2,064
Accrued expenses and other liabilities	5,631	6,360
Total current liabilities	7,592	8,553
Accrued severance pay	1,909	1,646
Long-Term lease	6	14
Total shareholders' equity	51,694	49,495
Total liabilities and shareholders' equity	61,201	59,708
Amounts in thousands